                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                                   Core Inc.
                                ________________
                                (Name of Issuer)


                                  Common Stock
                         ______________________________
                         (Title of Class of Securities)

                                    21867P10
                                 ______________
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.  21867P10
           ________


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warburg, Pincus Counsellors, Inc.
          13-2673503

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



NUMBER OF                5.  SOLE VOTING POWER           375,300
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER          25,400
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER      699,600
REPORTING
PERSON                   8.  SHARED DISPOSITIVE POWER          0
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON    699,600

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9       10.20%

12.  TYPE OF REPORTING PERSON*

          Investment Advisor


                                *SEE INSTRUCTION

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

Amendment No.:                                                Date:  12/6/96

Fee Being Paid:   YES

Item 1 (a)     Name of issuer:  Core Inc.
Item 1 (b)     Address of issuer's principal executive offices:

                    Two Copley Place
                    Boston, MA  02116

Item 2 (a)     Name of person filing:

                    Warburg, Pincus Counsellors, Inc.

Item 2 (b)     Address of principal business office:

                    466 Lexington Avenue
                    New York, NY  10017

Item 2 (c)     Citizenship:   United States

Item 2 (d)     Title of class of securities:   Common Stock

Item 2 (e)     Cusip No.:     21867P10

Item 3 Type of Person:   Investment Advisor

Item 4 (a)     Amount beneficially owned:       699,600

Item 4 (b)     Percent of class: 10.20%

Item 4 (c)     (i)   sole power to vote:          375,300
               (ii)  shared power to vote:         25,400
               iii)  sole power to dispose:       699,600
               (iv)  shared power to dispose:           0

Item 5         Ownership of 5 percent or less of a class:  Not Applicable

Item 6         Ownership of more than 5 percent on behalf of another person:
               Warburg, Pincus Counsellors, Inc. serves as Investment Advisor to many accounts. The securities which are the subject of this report are owned by our accounts. None of these accounts, individually, own more than 5% of the securities which are the subject of this report.

Item 7 Identification and classification of subsidiary:   Not Applicable

Item 8 Identification and classification of members of the group: Not Applicable

Item 9 Notice of dissolution of the group:   Not Applicable

Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                   /s/ Linda S. Iovan
                                             --------------------------------
                                                       Linda S. Iovan
                                                       Vice President